StreetShares, Inc.	Mark L. Rockefeller Tel: (571) 325-2966 E-mail: mrockefeller@streetshares.com
1985 Isaac Newton Square West, Suite 103, Reston, VA 20194

February 12, 2016

Via EDGAR Correspondence

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Erin E. Martin, Special Counsel,

Office of Financial Services

Mail Stop 4720

Re:	StreetShares, Inc. Draft Offering Statement on Form 1-A Submitted September 15, 2015 CIK No. 0001607838

Dear Ms. Martin:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, StreetShares, Inc. (the “Company”), hereby requests acceleration of the qualification date of the above-referenced offering statement to 5:00 p.m., Eastern Time, Wednesday, February 17, 2016, or as soon thereafter as is practicable.

StreetShares, Inc.

U.S. Securities and Exchange Commission

February 12, 2016

The Company also wishes to advise the Staff that it acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

StreetShares, Inc.

U.S. Securities and Exchange Commission

February 12, 2016

Sincerely,

/s/ Mark L. Rockefeller

Mark L. Rockefeller
Chief Executive Officer
StreetShares, Inc.

cc:	Hayley Chang, General Counsel & Chief Compliance Officer
StreetShares, Inc.